希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

RECEIVED
2007 MAY 22 A 8:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L138-07cc/tnl
Your Ref :

9 May 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

07023713

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish copies of the following announcements which were published in the Hong Kong newspapers on 9 May 2007 for your kind attention and records.

1. Final Dividend for the year ended 31 December 2006
   Option to Receive Shares in Lieu of Cash Dividend
   Calculation of Market Value;
2. Poll Results at the Annual General Meeting 2007; and
3. Board Changes Effective as from Annual General Meeting.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

South China Morning Post - Business - ...

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2006
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 8 May 2007, an ordinary resolution had been passed to declare a final dividend of HK40 cents per ordinary share ("Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$21.11, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive Stock Exchange dealing days commencing on Wednesday, 2 May 2007 (the first day the Shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 8 May 2007 x HK40 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$21.11)}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Tuesday, 15 May 2007. Shareholders with registered addresses in certain jurisdictions as specified in the circular will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the share registrars and transfer office of the Company, Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Tuesday, 5 June 2007. Shareholders who wish to receive the whole of the final dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Tuesday, 12 June 2007 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2006.

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 May 2007

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

Poll Results at the Annual General Meeting 2007

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 8 May 2007 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 4 April 2007.

As at the date of the AGM, the total number of issued shares entitling the holders to attend and vote for or against all resolutions is 1,055,287,075. There were no restrictions on shareholders to cast votes on the proposed resolutions at the AGM.

All resolutions were approved by shareholders and the poll results were as follows:

	Ordinary Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the Statement of Accounts for the year ended 31 December 2006 and the Reports of the Directors and Auditors thereon.	703,261,280 (100.0000%)	0 (0.0000%)
2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2006.	710,565,925 (100.0000%)	0 (0.0000%)
3.	i) To re-elect Dr. Deanna Ruth Tak Yung Rudgard as Director	627,271,549 (88.2578%)	83,455,169 (11.7422%)
	ii) To re-elect Dr. Geoffrey Meou-tsen Yeh as Director	710,518,633 (99.9703%)	211,000 (0.0297%)
	iii) To re-elect Mr. Fa-kuang Hu as Director	618,988,578 (87.0926%)	91,735,735 (12.9074%)
	iv) To re-elect Mr. Anthony Hsien Pin Lee as Director	627,201,257 (88.2566%)	83,455,169 (11.7434%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company at a fee to be agreed by the Directors.	708,638,533 (99.9876%)	88,000 (0.0124%)
5.	To give Directors a general mandate to issue and dispose of additional shares in the Company not exceeding, otherwise than for circumstances specified, 10% of its issued share capital where the shares are to be allotted wholly for cash; and in any event 20% of its issued share capital.*	485,587,306 (68.3270%)	225,094,227 (31.6730%)
6.	To give Directors a general mandate to repurchase shares in the Company not exceeding 10% of the issued share capital.*	710,684,602 (99.9999%)	138 (0.0001%)
7.	To give Directors a general mandate to issue and dispose of additional shares pursuant to Resolution numbered 5, not exceeding the amount of shares repurchased in Resolution numbered 6.*	536,932,001 (75.5518%)	173,748,333 (24.4482%)

* Please refer to the Notice of AGM for the full text of the resolutions

Messrs. Deloitte Touche Tohmatsu, the auditor of the Company, have acted as the scrutineer and compared the poll results summary prepared by Standard Registrars Limited to the poll forms collected and provided by Standard Registrars Limited. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 May 2007

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

BOARD CHANGES EFFECTIVE AS FROM ANNUAL GENERAL MEETING

Hysan Development Company Limited (the "Company") announces the following changes and new appointment to the Board of Directors ("Board"):

Stepping down of Mr. Michael T.H. Lee and Mr. Per Jorgensen
Mr. Michael T.H. Lee has stepped down as Managing Director to pursue his personal goals, effective from the conclusion of the Annual General Meeting of the Company held on 8 May 2007 ("AGM"). The Board wishes to express its appreciation to Mr. Lee for his contribution to the Company. It is the Board's intention to appoint a new Chief Executive Officer after an open search process. International executive recruitment consultants have been appointed to advise on the search process. In the meantime, Mr. Peter T.C. Lee, Chairman of the Company, will lead the executive team and continue with the established Company directions.

Mr. Per Jorgensen has also stepped down having decided not to stand for re-election after serving on the Board for 26 years. The Board would like to express its gratitude to Mr. Jorgensen whose global business experience and insight provided the Board with much guidance and wise counsel over the years.

Appointment of Mr. Tom Behrens-Sorensen as Independent non-executive Director
The Board is also pleased to announce the appointment of Mr. Tom Behrens-Sorensen as Independent non-executive Director of the Company effective 8 May 2007.

Mr. Tom Behrens-Sorensen, aged 49, is the Group Executive Vice President of A.P. Moller-Maersk Group, a member of its Global Strategy Leadership Team as well as Executive Vice Chairman and Chief Executive of Maersk China Limited. He is also the Chairman of the Danish Chamber of Commerce in China and Chairman of the European Chamber of Commerce in China Transportation Working Group. He has over 20 years of experience with the A.P. Moller-Maersk Group in Asia and Australia.

Mr. Behrens-Sorensen will receive from the Company a fee of HK$100,000 per annum for being a Director and a fee of HK$30,000 per annum for serving as a member of the Audit Committee effective from 8 May 2007 having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. He receives no other compensation from, and has no service contract with, the Company or any of its subsidiaries. Mr. Behrens-Sorensen holds 10,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

In accordance with the Articles of Association of the Company, Mr. Behrens-Sorensen will hold office until the next annual general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election.

Appointment of Mr. Timothy John Smith as alternate Director to Mr. Tom Behrens-Sorensen
The Board is pleased to announce that Mr. Timothy John Smith is appointed as an alternate Director to Mr. Tom Behrens-Sorensen (Independent non-executive Director) with effect from 8 May 2007. Mr. Smith had been an alternate to Mr. Per Jorgensen, Independent non-executive Director.

Mr. Smith, aged 44, is currently Chief Commercial Officer, Greater China Area of Maersk Line, responsible for Sales and Maersk Logistics functions in the Greater China Area. He is also Managing Director of Maersk Hong Kong Limited and a member of the Maersk Line Global Management Team. Mr. Smith received his BA in Geography from the University of Oxford. He has over 20 years of experience in the transportation and logistics industry.

There is no service contract between Mr. Smith and the Company and no terms have been fixed or proposed for his length of service with the Company. Mr. Smith will not receive any remuneration as alternate Director and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

General
For the purpose of Rule 13.51(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Board confirms that it is not aware of any disagreement between either Mr. Lee or Mr. Jorgensen and the Board nor any other matter that needs to be brought to the attention of the shareholders.

Save as disclosed above, neither Mr. Behrens-Sorensen nor Mr. Smith (i) has any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company; (ii) has held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years; and there is no other information that should be disclosed under Rule 13.51(2) of the Listing Rules nor any other matter that needs to be brought to the attention of the shareholders.

As at the date of this announcement, the Board comprises (Chairman) Mr. Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Mr. Tom Behrens-Sorensen; Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Mrs. Pauline Wah Ling Yu Wong.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 May 2007

END